PROXY RESULTS
   During the six months ended June 30, 2005, Cohen & Steers Total Return Realty Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 28, 2005. The description of each proposal and number of shares voted are as follows:

Common Shares
	Shares Voted	Authority
	For	Withheld
To elect Directors
Bonnie Cohen	 8,165,467 	 102,792
Richard E. Kroon	 8,170,622 	 97,637
Willard H. Smith Jr.	 8,172,325 	 95,934
C. Edward Ward, Jr.	 8,180,408 	 87,851